Guardian Athletics, Inc.
Statements of Changes in Shareholders' Deficit
From December 31, 2018 to December 31 2020
(Unaudited)

	Guardian Athletics Management Inc	Guardian Athletics, LLC	Guardian Athletics, Inc.					
	Shareholders' Equity	Members' Equity	Common Stock		Profit Interest		Accumulated Deficit	Total Shareholders' Deficit
			Shares	Amount	Shares	Amount		
Balance, December 31, 2018	$ (301,632.28)	$ 164,786.67	-	$ -	-	$ -	$ -	$ -
Capital Contribution	-	15,000.00						
Net Loss	(212,547.77)	(388,400.19)						
Merger of Management to LLC	$ 514,180.05	(514,180.05)	-	$ -	-	$ -	$ -	$ -
Balance, December 31, 2019		(722,793.57)	-	-			-	-
Conversion to corporation		722,793.57	4,007,500	-	61,000.00	-	(722,793.57)	(722,793.57)
Sale of common stock								-
Net loss							(277,683.60)	(277,683.60)
Balance, December 31, 2020		$ -	4,007,500	$ -	61,000.00	$ -	$ (1,000,477.17)	$ (1,000,477.17)